UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                            Starwood Financial Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Class A Shares, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85568V 106
              -----------------------------------------------------
                                 (CUSIP Number)

                 Jay Sugarman, Three Pickwick Plaza, Suite 250,
                  Greenwich, Connecticut 06830, (203) 861-0752
           with a copy to James B. Carlson, Esq., Mayer, Brown & Platt
             1675 Broadway, New York, New York 10019 (212) 506-2515
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 18, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 2 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Mezzanine Investors, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [x]
                                                                    (b) [x]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     64,716,944 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     64,716,944 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,716,944 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 3 of 49 Pages
--------------------------------------------------------------------------------




   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Mezzanine Holdings, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [  ]
                                                                    (b) [  ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    64,716,944 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     64,716,944 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,716,944 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 4 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Capital Group I, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    64,716,944 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     64,716,944 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,716,944 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 5 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         BSS Capital Partners, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    64,716,944 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     64,716,944 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,716,944 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 6 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Sternlicht Holdings II, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    64,716,944 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                               10    SHARED DISPOSITIVE POWER
                                     64,716,944 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,716,944 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 7 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Financial Advisors, L.L.C.
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     14,963,057 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     14,963,057 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,057 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 8 of 49 Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SOFI-IV SMT Holdings, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     247,074,800 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     247,074,800 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,074,800 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 9 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Opportunity Fund IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF             7a     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH           8      SHARED VOTING POWER
        REPORTING                    247,074,800 (See Item 5)
       PERSON WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     247,074,800 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,074,800 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 10 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SOFI IV Management, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    247,074,800 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     247,074,800 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,074,800 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 11 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Capital Group, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    265,398,110 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     265,398,110 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,398,110 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         79.8% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 12 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         B Holdings, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     3,360,253 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     3,360,253 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,253 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.0% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 13 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SAHI Partners

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     244,100 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     244,100 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 14 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SAHI, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    244,100 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     244,100 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 15 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Barry S. Sternlicht

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    330,359,154 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     330,359,154 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,359,154 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         99.3% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 16 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SWL Acquisition Partners, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    244,100 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     244,100 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568V 106                  13D                    Page 17 of 49 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SWL Mortgage Investors, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    244,100 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     244,100 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 18 of 49 Pages

                         AMENDMENT NO. 7 TO SCHEDULE 13D



         This Amendment No. 7 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996 and January 22, 1997 is on behalf of Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Investors"), Starwood Mezzanine Holdings, L.P., a Delaware limited partnership ("Starwood Holdings"), Starwood Capital Group I, L.P., a Delaware limited partnership ("Starwood Capital"), BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), Starwood Financial Advisors, L.L.C., a Connecticut limited liability company ("Advisors"), SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG"), B Holdings, L.L.C., a Connecticut limited liability company ("BLLC"), SAHI Partners, a Delaware general partnership ("SAHI Partners"), SAHI, Inc., a Delaware corporation ("SAHI Inc."), SWL Acquisition Partners, L.P., a Delaware limited partnership ("SWL Partners"), SWL Mortgage Investors, Inc., a Delaware corporation ("SWL Mortgage") and Barry S. Sternlicht.

         Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in Amendment No. 6 to the Schedule 13D. Unless specifically amended and/or restated herein, the disclosure set forth in the
Schedule 13D, as amended through Amendment No. 6, shall remain unchanged.

Item 1. Security and Issuer

         The information previously furnished in response to Item 1 is hereby amended and restated in its entirety as follows:

         This Statement (the "Statement") relates to the Class A Shares, par value $1.00 per share (the "Shares") of Starwood Financial Trust, formerly known as Angeles Participating Mortgage Trust (the "Issuer"). The principal executive office of the Issuer is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830.

Item 2. Identity and Background

         The information previously furnished in response to Item 2 is hereby amended by adding the following reporting persons thereto:

1.       Legal Name: Starwood Financial Advisors, L.L.C.
         Place of Organization: Connecticut
         Principal Business: Real Estate Investment Advisory
         Address of Principal Business: Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830
         Address of Principal Office:   Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830

         The general manager of Advisors is SCG. The principal business of SCG is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

                                                           Page 19 of 49 Pages


         During the last five years, Advisors and, to the best of its knowledge, its general manager have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

2.       Legal Name: SOFI-IV SMT Holdings, L.L.C.
         Place of Organization: Delaware
         Principal Business: Real Estate Investment
         Address of Principal Business: Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830
         Address of Principal Office:   Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830

         The sole member and manager of SMT is SOFI IV. The principal business of SOFI IV is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

         During the last five years, SMT and, to the best of its knowledge, its general manager have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

3.       Legal Name: Starwood Opportunity Fund IV, L.P.
         Place of Organization: Delaware
         Principal Business: Real Estate Investment
         Address of Principal Business: Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830
         Address of Principal Office:   Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830

         The general partner of SOFI IV is SOFI IV Management. The principal business of SOFI IV Management is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

         During the last five years, SOFI IV and, to the best of its knowledge, its general manager have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

4.       Legal Name: SOFI IV Management, L.L.C.
         Place of Organization: Connecticut
         Principal Business: Real Estate Investment
         Address of Principal Business: Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830
         Address of Principal Office:   Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830

         The general manager of SOFI IV Management is SCG. The principal business of SCG is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

                                                           Page 20 of 49 Pages

         During the last five years, SOFI IV Management and, to the best of its knowledge, its general manager have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

5.       Legal Name: Starwood Capital Group, L.L.C.
         Place of Organization: Connecticut
         Principal Business: Real Estate Investment
         Address of Principal Business: Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830
         Address of Principal Office:   Three Pickwick Plaza,
                                        Suite 250, Greenwich, CT 06830

         The general manager of SCG is Barry Sternlicht. The principal business of SCG is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

         During the last five years, SCG and, to the best of its knowledge, its general manager have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

Item 3. Source and Amount of Funds or Other Consideration

         The information previously furnished in response to Item 3 is hereby amended by adding at the end thereto the following:

         On March 18, 1998, pursuant to a Contribution Agreement among the Issuer, Starwood Investors and SOFI IV, (i) Starwood Investors was issued 55,148,000 Shares and $25.4 million of cash in exchange for Starwood Investors' entire interest in a portfolio of mortgage and partnership loans secured by residential, hotel, office and mixed use real estate and other assets (collectively, the "Starwood Investors Interests") and (ii) SMT, a wholly-owned subsidiary of SOFI IV, received 247,074,800 Shares and $306.4 million of cash in exchange for SOFI IV's rights under certain letters of intent to purchase or originate debt interests, its entire interest in a portfolio of first mortgage loans and leases secured by hotel, office and mixed use real estate and other assets, and a portfolio of first mortgage loans (collectively, the "SOFI IV Interests").

         On March 18, 1998, Starwood Investors exercised its rights under an exchange rights agreement with the Issuer and exchanged its 91.95% interest in APMT Limited Partnership for 4,568,444 Shares.

         On March 18, 1998, BLLC acquired 2,500,000 Class B Shares from SAHI Inc. and 1,250,000 Class B Shares from SAHI Partners in a private transaction.

         On March 18, 1998, BLLC acquired 153,395,872 Class B Shares as required by Article IV, Section 6.1 of the Issuer's Amended and Restated Declaration of Trust, which requires the Board of Trustees to maintain a 2:1 ratio of Shares outstanding to Class B Shares outstanding.

         On March 13, 1998 the Issuer granted immediately exercisable options to purchase 14,963,057 Shares to Advisors with an exercise price of $2.50 per share.

                                                           Page 21 of 49 Pages

Item 4. Purpose of Transaction

         The information previously furnished in response to Item 4 is hereby amended and restated as follows:

         On March 13, 1998, at an annual meeting of the Issuer's shareholders (the "Annual Meeting"), holders of a majority of Class A and Class B Shares, voting as a single class, voted for the following proposals: (i) to approve the payment of cash and the issuance of 55,148,000 Shares to Starwood Investors in exchange for the Starwood Investors Interests; (ii) to approve the payment of cash and the issuance of 247,074,800 Shares to SMT in exchange for cash and the SOFI IV Interests; (iii) to amend the Declaration of Trust to conform it to the Advisory Agreement with respect to the termination of the Advisory Agreement;
(iv) to amend the Declaration of Trust with respect to the independence of the Trustees from the Advisor and SCG; (v) to amend the Declaration of Trust to change the name of the Issuer to Starwood Financial Trust; (vi) to amend the Declaration of Trust to change the purpose and investment policy of the Issuer;
(vii) to amend the Declaration of Trust to require the approval of shareholders holding two-thirds of the voting shares to approve certain asset transactions;
(viii) to amend the Declaration of Trust to eliminate cumulative voting; (ix) to amend the Declaration of Trust to establish a classified Board of Trustees; (x) to amend the Declaration of Trust to amend the "Excess Share" provision thereof;
(xi) to amend the Declaration of Trust to eliminate certain limitations on indemnification by the Issuer and to clarify certain provisions with respect to shareholder liability and indemnification; (xii) to amend the Declaration of Trust to permit certain amendments thereto without the consent of shareholders;
(xiii) to amend the Declaration of Trust to effect certain technical amendments;
(xiv) to approve a reverse split of the capital stock of the Issuer and to grant the Board of Trustees the power to determine the magnitude and timing of the reverse split and to amend the Declaration of Trust to effect the reverse split;
(xv) to elect eight members to the Board of Trustees; (xvi) to approve the Starwood Financial Trust 1996 Share Incentive Plan; and (xvii) to ratify the appointment of Price Waterhouse LLP as the independent auditors of the Issuer for the fiscal year ended December 31, 1997.

         On March 18, 1998, after the approval of the foregoing proposals by the Shareholders, the Issuer paid cash and issued 55,148,000 Shares at a price of $2.50 per share to Starwood Investors in exchange for the contribution by Starwood Investors to the Issuer of the Starwood Investors Interests and the Issuer paid cash and issued 247,074,800 Shares at a price of $2.50 per share to SMT in exchange for the contribution by SOFI IV to the Issuer of cash and the SOFI IV Interests. As required by the Declaration of Trust, the holders of the Class B Shares were issued 157,170,872 Class B Shares for a purchase price of $0.01 per share as a result of the issuance of the Shares and the exchange of Starwood Investor's interest in APMT Limited Partnership for Shares.

         On March 18, 1998, the Issuer and Advisors entered into the Advisory Agreement pursuant to which Advisors manages the investment affairs of the Issuer.

         The Amended and Restated Declaration of Trust changed the purpose and investment policy of the Issuer. As of March 13, 1998, the primary purposes of the Issuer are to acquire a diversified portfolio of debt and/or debt like interests in real estate and/or real estate related assets, including (i) originating mortgage loans and/or acquiring mortgage loans or acquiring securities collateralized, in whole or in part, by such mortgage loans, as well as making equity investments in real estate and real estate-related assets, (ii) acquiring direct or indirect interests in short term, medium and long-term real estate-related debt securities and mortgage interests, which may include warrants, equity participations or similar rights incidental to a debt investment by the Issuer, (iii) making, holding and disposing of purchase money loans with respect to assets sold by the Issuer, and (iv) acquiring positions in

                                                           Page 22 of 49 Pages

non-performing and sub-performing debt for the purpose of either restructuring it as performing debt or if such efforts are unsuccessful, of obtaining shortly thereafter primary management rights over or equity interests in the underlying assets securing such debt (the "Diversified Portfolio"). The Issuer's authority with respect to the Diversified Portfolio includes the power to acquire, hold, own, develop, redevelop, construct, improve, maintain, operate, manage, sell, lease, rent, transfer, encumber, mortgage, convey, exchange and otherwise dispose of all or part of the Diversified Portfolio and the Diversified Portfolio may be held by the Issuer directly or indirectly. The Issuer is subject to certain investment restrictions as set forth in the Declaration of Trust.

         The shareholders approved a reverse split (the "Reverse Split") and a proposal granting the Board of Trustees the authority to determine the magnitude and timing of the Reverse Split subject to the following limitations: (a) the magnitude of the Reverse Split shall not be any greater than 1 for 8 and (b) the Reverse Split shall be effective no later than 60 days after March 13, 1998. If the Reverse Split is not effected within 60 days of March 13, 1998, the authority of the Board of Trustees with respect thereto shall terminate and the Reverse Split will not be effected. The shareholders also approved an amendment to the Declaration of Trust to effect the Reverse Split to be adopted by the Board of Trustees immediately prior to the Reverse Split. The Reverse Split will become effective upon the adoption of an amendment to the Declaration of Trust by the Trustees.

         Trustees were elected at the Annual  Meeting and  reorganized  into two
Classes: Class I Trustees will hold office until the next annual meeting and until their successors are elected and qualified and Class II Trustees will hold office until the 1999 Annual Meeting and until their successors are elected and qualified. Class I is composed of Messrs. Dishner, Eilian, Kleeman and Ms. Josephs; and Class II is composed of Messrs. Sternlicht, Sugarman, Matthes and Youngblood. Following the interim arrangement described above, the Trustees of each class will serve two year terms, and the term of one class will expire each year.


Item 5. Interest in Securities of the Issuer

         The information previously furnished in response to Item 5 is hereby amended and restated as follows:

         Based on information provided in the Issuer's Schedule 14A relating to its Annual Meeting of Shareholders held on March 13, 1998 and after giving effect to the transactions described therein and as reported herein, the total number of Shares outstanding for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled the sum of: (i) 314,341,744 (number of Shares issued and outstanding) and (ii) 3,207,569 (number of Shares convertible from 157,170,872 shares of Class B Shares outstanding) and
(iii) 14,963,057 (number of Shares immediately available through the exercise of options) and (iv) 152,684 (number of Shares issuable upon conversion of 7,481,529 Class B Shares issuable upon the exercise of immediately exercisable options).

         In order to present more meaningful comparisons and in accordance with Rule 13(d)-3 of the Securities Exchange Act of 1934, as amended, each Reporting Person's ownership assumes the conversion of all Class B Shares into Shares, or the exercise of options for Shares, where applicable.

         (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

                                                           Page 23 of 49 Pages

         As of March 18, 1998, Starwood Investors beneficially owned 20.6% of the issued and outstanding shares of Class A Common Stock, or 64,716,944 shares of Class A Common Stock.

         As of March 18, 1998, Starwood Holdings may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 64,716,944 Shares, by virtue of being a general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, Starwood Capital may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 64,716,944 Shares, by virtue of being a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, BSS may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 64,716,944 Shares, by virtue of being a general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, Sternlicht Holdings may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 64,716,944 Shares, by virtue of being the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, Advisors may be deemed to have beneficially owned 4.5% of the issued and outstanding Shares, or 14,963,057 Shares, by virtue of owning immediately exercisable options to purchase 14,963,057 shares of Class A Common Shares.

         As of March 18, 1998, SMT beneficially owned 78.6% of the issued and outstanding Shares, or 247,074,800 Shares.

         As of March 18, 1998, SOFI IV may be deemed to have beneficially owned 78.6% of the issued and outstanding Shares, or 247,074,800 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, SOFI IV Management may be deemed to have beneficially owned 78.6% of the issued and outstanding Shares, or 247,074,800 Shares, by virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, SCG may be deemed to have beneficially owned 79.8% of the issued and outstanding Shares, or 265,398,110 Shares, by virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, by virtue of being the general manager of BLLC, and by virtue of being the sole member and manager of Advisors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

                                                           Page 24 of 49 Pages

         As of March 18, 1998, BLLC may be deemed to have beneficially owned 1.0% of the issued and outstanding Shares or 3,360,253 Shares by virtue of its ownership of 157,170,872 shares of Class B Shares, which may be converted into 3,207,569 Shares and its rights to receive 7,481,529 Class B Shares upon exercise of options to purchase Shares held by Advisors, which Shares may be converted into 152,564 Shares.

         As of March 18, 1998, SAHI Partners beneficially owned 0.1% of the issued and outstanding Shares, or 244,100 Shares.

         As of March 18, 1998, SAHI, Inc. may be deemed to have owned 0.1% of the issued and outstanding Shares, or 244,100 Shares, by virtue of being a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, SWL Partners may be deemed to have beneficially owned 0.1% of the issued and outstanding Shares, or 244,100 Shares, by virtue of being a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, SWL Mortgage may be deemed to have beneficially owned 0.1% of the issued and outstanding Shares, or 244,100 Shares, by virtue of being a general partner of SWL Partners, which is a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of March 18, 1998, Barry S. Sternlicht may be deemed to have beneficially owned 99.3% of the issued and outstanding Shares, or 330,359,154 Shares, by virtue of his control of (i) Sternlicht Holdings, which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors, (ii) SAHI, Inc., which is a general partner of SAHI Partners, (iii) SCG, which is (a) the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, (b) the general manager of BLLC, and (c) the general manager of Advisors and (iv) SWL Mortgage, which is the general partner of SWL Partners, which is a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

         (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

         As of March 18, 1998:

         Starwood Investors has the sole power to vote and dispose of 64,716,944 Shares. Starwood Investors does not share the power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors, Starwood Holdings shares the power to vote and dispose of 64,716,944 Shares. Starwood Holdings does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors and the general partner of Starwood Holdings (the other general partner of Starwood Investors), Starwood Capital shares the power to vote

                                                           Page 25 of 49 Pages

and dispose of 64,716,944 Shares. Starwood Capital does not have the sole power to vote or dispose of any Shares.

         By virtue of being the general partner of Starwood Capital (which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), BSS shares the power to vote and dispose of 64,716,944 Shares. BSS does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of BSS (which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), Sternlicht Holdings shares the power to vote and dispose of 64,716,944 Shares. Sternlicht Holdings does not have the sole power to vote or dispose of any Shares.

         If all of its options to purchase Shares were exercised, Advisors would have the sole power to vote and dispose of 14,963,057 Shares. Advisors will not share the power to vote or dispose of any Shares.

         SMT has the sole power to vote and dispose of 247,074,800 Shares. SMT does not share the power to vote or dispose of any Shares.

         By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 247,074,800 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 247,074,800 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

         By virtue of being (i) a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT,
(ii) the general manager of Advisors, and (iii) a general manager of BLLC, SCG shares the power to vote and dispose of 265,398,110 Shares. SCG does not have the sole power to vote or dispose of any Shares.

         BLLC has the sole power to vote and dispose of the 157,170,872 Class B Shares and the right to receive 7,481,529 Class B Shares upon exercise of options to purchase Shares held by Advisors. If all of these Class B Shares were converted to Shares, BLLC would have the sole power to vote and dispose of 3,360,253 Shares. BLLC does not share the power to vote or dispose of any Shares.

         SAHI Partners has the sole power to vote and dispose of 244,100 Shares. SAHI Partners does not share the power to vote or dispose of any Shares.

         By virtue of being a general partner of SAHI Partners, SAHI Inc. shares the power to vote and dispose of 244,100 Shares. SAHI Inc. does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of SAHI Partners, SWL Partners shares the power to direct the votes and dispose of 244,100 Shares. SWL Partners does not have the sole power to vote or dispose of any Shares.

                                                           Page 26 of 49 Pages

         By virtue of being the general partner of SWL Partners (which is a general partner of SAHI Partners), SWL Mortgage shares the power to direct the vote and dispose of 244,100 Shares. SWL Mortgage does not have the sole power to vote or dispose of any Shares.

         By virtue of being (i) the sole owner of Sternlicht Holdings (which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors,
(ii) the majority owner of SAHI, Inc. (which is a general partner of SAHI Partners), (iii) the general manager of SCG (which is (a) the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT, (b) the general manager of Advisors, and (c) the general manager of BLLC and (iv) the sole owner of SWL Mortgage (which is the general partner of SWL Partners, which is a general partner of SAHI Partners)), Barry S. Sternlicht shares the power to vote and dispose of 330,359,154 Shares. Mr. Sternlicht does not have the sole power to vote or dispose of any Shares.

         (c) Except as specified below or as previously reported in the Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding March 13, 1998:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information previously furnished in response to Item 6 is hereby amended and restated as follows:

         The Issuer, Starwood Investors, SAHI Partners and SMT are parties to an Amended and Restated Registration Rights Agreement dated as of March 18, 1998 (the "Registration Rights Agreement"). The following summary of the material terms of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement attached hereto as
Exhibit 3. Pursuant to the Registration Rights Agreement, the Issuer is required to use its best efforts to cause a shelf registration of resales of the Shares held by Starwood Investors, SAHI Partners and SMT under the Securities Act of 1933, as amended (the "Securities Act") to be declared effective prior to the 90th day after March 18, 1998. The Issuer is required to maintain the shelf registration statement effective until all eligible Shares have been transferred in a resale registered under the Securities Act or are otherwise freely transferable without registration under the Securities Act (except for Shares held by certain affiliates of the Issuer), including pursuant to Rule 144(k) under the Securities Act. Starwood Investors, SAHI Partners and SMT also have rights, subject to certain exemptions and limitations, to request that the Issuer include such Shares in other registrations of securities by the Issuer under the Securities Act.

         The following is a summary of the material terms of the Second Amended and Restated Shareholders Agreement dated as of March 18, 1998, by and among BLLC, SAHI Partners, Starwood Investors, SMT and the Issuer and is qualified in its entirety by reference to the form of Second and Amended Restated
Shareholders Agreement, attached hereto as Exhibit 4 (the "Shareholders Agreement"). The Shareholders Agreement prohibits BLLC, SAHI Partners, Starwood Investors and SMT from taking certain actions with respect to the Issuer without the approval of a majority of the Non-Starwood Trustees (defined below). These actions include transactions between the Issuer and any of BLLC, SAHI Partners, Starwood Investors and SMT and SCG or their affiliates (except if such transactions have been determined by the Non-Starwood Trustees to be pursuant to the reasonable requirements of the Issuer's business and are upon fair and reasonable terms which are no less favorable and comparable to an arms-length independent third party transaction and involve less than $500,000), actions by the Issuer which would result in one or more publicly-traded classes of the Issuer's equity securities no longer having the

                                                           Page 27 of 49 Pages

attributes of public ownership, or any actions beneficial to BLLC, SAHI Partners, Starwood Investors and SCG or their affiliates which would be detrimental to a material number of the public shareholders of the Issuer.

         In addition and pursuant to the Shareholders Agreement, the Issuer has agreed that prior to the date on which Shares with a fair market value of $250 million are outstanding that were issued as part of one or more primary or secondary public offerings (with not less than $200 million constituting issuances of Shares that are not resales of Shares outstanding at 11:59 p.m. on March 18, 1998) (i) it will grant only options and not other awards to any person (a "Starwood Insider") that has an interest, directly or indirectly, in Starwood Investors or SOFI IV or with respect to the initial grant, to the Advisor; (ii) no options will be granted to Barry Sternlicht; (iii) the Shares underlying total granted awards shall not exceed in the aggregate 4.5% of the fully-diluted Shares outstanding from time to time and not more than 2.5% of the fully-diluted Shares outstanding from time to time will underlie awards to Starwood Insiders; and (iv) to certain exceptions and for a limited period, not to grant awards with an exercise or trigger price below fair market value. Further, the Issuer will not grant awards to officers, key employees, members or principals of the advisor in such capacity without the consent of the Advisor. Additionally, the Shareholders Agreement provides that the vesting of options granted to Starwood Insiders shall, in addition to any service criteria, occur on a pari passu percentage basis with the percentage of the total number of Shares held on March 18, 1998 by Starwood Investors and SOFI IV that have been sold or distributed by Starwood Investors or SOFI IV; provided that in no event shall such options vest at a rate that is faster than 33.33% per annum and provided further that subject to the continued satisfaction of any service criteria imposed by the Board of Trustees, all unvested options held by Starwood Insiders shall vest in full on the earlier to occur of a change in control or on the fifth anniversary of the date of grant.

         Pursuant to the  Shareholders  Agreement and during any period in which
(x) the Class B Shares remain controlled by SCG or by an entity under common control with SCG and (y) the Advisory Agreement has not been terminated by the Advisor or terminated for cause by the Issuer, the Issuer shall use its best efforts to cause five nominees designated by SCG or by the parties who control SCG to be elected to the Board of Trustees and to cause such persons to be included as the management slate of nominees to the Board of Trustees. Further, the Issuer has agreed to use its best efforts during such period to cause such nominees or Trustees to be replaced from time to time, with or without cause, with new persons designated by SCG or the parties who control SCG at the request of SCG or persons who control SCG. SAHI Partners, BLLC, Starwood Investors and SOFI IV agreed to renominate and to vote the Shares and Class B Shares held by each for the election of Robin Josephs as a Trustee at the 1998 annual meeting of the Issuer's Shareholders.

         Also pursuant to the Shareholders Agreement, BLLC has agreed that from and after the tenth anniversary of March 18, 1998, it will vote any Class B Shares in respect of any matters related to the Advisory Agreement (including, but without limitation, to vote in respect of any proposed termination of the Advisory Agreement) in the same proportion as the Shares voted on such matter during any period (a "Suspension Period") in which all of the following conditions shall be satisfied: (a) the daily average closing price of Shares of the Issuer on the AMEX or the national securities exchange or electronic trading system that provides the primary market on which the Shares are then traded for the 180- consecutive-calendar-day period preceding each day occurring during the Suspension Period shall be less than the product of (i) the Issuer's book equity value attributable to the Shares and (ii) the percentage equivalent of a fraction, the numerator of which is one, and the denominator of which is the total outstanding Shares; and (b) the partners of SOFI IV shall have received aggregate distributions from SOFI IV that are less than the sum of (i) the total accrued "Preferred Return" (as defined in the SOFI IV partnership agreement) on the contributed and unreturned capital contributions of SOFI IV's partners to

                                                           Page 28 of 49 Pages

SOFI IV plus (ii) the total capital contribution by the partners of SOFI IV to SOFI IV; provided, however, that solely for purposes of this subparagraph (b) (and not for purposes of determining distributions from SOFI IV), in the event SOFI IV's partners are distributed Shares and such Shares are sold to unaffiliated third parties of such partners within 180 days subsequent to such distribution, then the prices received by such partners with respect to such shares so sold shall be deemed to have been the amounts distributed to such partners by SOFI IV for purposes of this subparagraph (b).

         Each of BLLC, the Issuer, SAHI Partners, Starwood Investors and SOFI IV have agreed to take all actions within their powers, to cause the nomination and election of at least three Non-Starwood Trustees to serve on the Board of Trustees during the term of the Shareholders Agreement; provided that in no event shall BLLC, SAHI Partners, Starwood Investors or SOFI IV be obligated to take any action which would prevent them from electing a majority of the entire Trustees on the Board of Trustees. A "Non-Starwood Trustee" is a Trustee who is a "Non-Employee Trustee within the meaning of Rule 16(b)- 3(b)(3) of the Securities and Exchange Act of 1934, as amended, and who is not (i) a person directly or indirectly owning, controlling, or holding, with power to vote, 3% or more of the outstanding voting securities of Advisors or SCG, (ii) a person directly or indirectly owning, controlling or holding 10% or more of the economic interest of any borrower under any loan made by the Issuer with an outstanding principal balance in excess of $3 million (a "Borrower") or any person that provides mortgage servicing, or real estate or financial advisory or consulting services to the Issuer and that received fees from the Issuer for such services in excess of $100,000 for the prior fiscal year or is expected to receive in excess of $100,000 per annum during the current fiscal year (a "Service Provider") or an affiliate of such Borrower or Service Provider, (iii) an officer, director, employee, member or partner of the Advisors or SCG, (iv) a spouse, sibling, lineal descendent, parent, grandparent, sibling of parents or first cousin, including adoptive relationships and with respect to siblings and parents, in-laws (a "Relative") of any person described in clause (i), or (v) a Relative of a Borrower or any person described in clause (iii) residing in the same household as such person.

         Finally, the general partners of Starwood Investors and SOFI IV, who are affiliated with the Advisor, have agreed with their limited partners not to vote any Shares owned by Starwood Investors or SMT, as applicable, in favor of any amendment to the Advisory Agreement or the basic terms of the Issuer's incentive plan that is not approved by the advisory committee of SOFI IV or limited partners holding two-thirds in economic interest of Starwood Investors, as applicable and the Issuer has agreed not to amend the basic terms of the incentive plan without the consent of Starwood Investors and SOFI IV, respectively, as long as such entity owns Shares.

         SMT has pledged all of the Shares owned by it to NationsBank, N.A., as administrative agent for a syndicate of lenders that have provided SMT a loan. The pledge agreement and related loan agreement with respect to the pledge contains standard provisions with respect to restrictions on SMT's ability to transfer the Shares and standard default and similar provisions.

         BLLC has entered into a loan agreement with a Delaware business trust of which Starwood Investors and SOFI IV are depositors. The loan agreement provides for participating payments to be made to the business trust based on distributions on the Class B Shares held by BLLC.

         The partnership agreements of each of Starwood Investors and SOFI IV provide that the consent of two-thirds-in interest of the limited partners of each must approve the voting of Shares in favor of an amendment to the basic terms of the Trust's incentive plan or an amendment to the Advisory Agreement or to any material amendment to the Shareholders Agreement which would have an adverse effect on the rights of the partnership or its limited partners and (ii) prior to the later to occur of (a) the first anniversary of the final distribution date of assets of the entity or (b) that date which is the eighth

                                                           Page 29 of 49 Pages

anniversary  of  March  18,  1998,  any  amendment  to the  Registration  Rights
Agreement which would adversely affect the rights of the partnership or its investors which then hold any of the Shares covered by such Registration Rights Agreement.

         As amended on the Contribution Date, the Shareholders Agreement will terminate automatically on the date that neither Starwood Mezzanine nor SOFI IV own any Shares.

Item 7.           Material to Be Filed as Exhibits.

Exhibit 1. Amended and Restated Joint Filing Agreement, dated March 18, 1998, among the Reporting Persons pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

Exhibit 2. Contribution Agreement, dated as of February 11, 1998, among Starwood Investors, Starwood Opportunity Fund IV, L.P., and the Issuer.

Exhibit 3. Amended and Restated Registration Rights Agreement, dated as of March 18, 1998, among the Issuer, Starwood Investors, SAHI Partners and SMT.

Exhibit 4.        Second Amended and Restated Shareholders  Agreement,  dated as
                  of  March  18,  1998  among  BLLC,  SAHI  Partners,   Starwood
                  Investors, SMT, and the Issuer.

                                                           Page 30 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       STARWOOD MEZZANINE INVESTORS, L.P.


                                       By:   Starwood Capital Group I, L.P.
                                       Its:  General Partner

                                       By:   BSS Capital Partners, L.P.
                                       Its:  General Partner

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 31 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       STARWOOD MEZZANINE HOLDINGS, L.P.


                                       By:  Starwood Capital Group I, L.P.
                                       Its: General Partner

                                       By:  BSS Capital Partners, L.P.
                                       Its: General Partner

                                       By:  Sternlicht Holdings II, Inc.
                                       Its: General Partner


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 32 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       STARWOOD CAPITAL GROUP I, L.P.

                                       By:   BSS Capital Partners, L.P.
                                       Its:  General Partner

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 33 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       BSS CAPITAL PARTNERS, L.P.

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 34 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998

                                       STERNLICHT HOLDINGS II, INC.


                                       By:      /S/ JEROME C. SILVEY
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                                           Page 35 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       STARWOOD FINANCIAL ADVISORS, L.L.C.


                                       By:  Starwood Capital Group I, L.L.C.
                                       Its:  General Manager

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 36 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       SOFI-IV SMT HOLDINGS, L.L.C.


                                       By:   Starwood Opportunity Fund IV, L.P.
                                       Its:  Sole Member and Manager

                                       By:   SOFI IV Management, L.L.C.
                                       Its:  General Partner

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 37 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       STARWOOD OPPORTUNITY FUND IV, L.P.

                                       By:  SOFI IV Management, L.L.C.
                                       Its:  General Partner

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 38 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       SOFI IV MANAGEMENT, L.L.C.

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 39 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       STARWOOD CAPITAL GROUP, L.L.C.


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 40 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998

                                       B HOLDINGS, L.L.C.

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 41 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       SAHI PARTNERS

                                       By:   SAHI, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 42 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       SAHI, INC.

                                       By:      /S/ JEROME C. SILVEY
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                                           Page 43 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       SWL MORTGAGE INVESTORS, INC.

                                       By:      /S/ JEROME C. SILVEY
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                                           Page 44 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998


                                       SWL ACQUISITION PARTNERS, L.P.

                                       By:   SWL Mortgage Investors, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 45 of 49 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1998

                                       /S/ BARRY S. STERNLICHT
                                       Barry S. Sternlicht

                                                           Page 46 of 49 Pages

                                                           EXHIBIT 1



                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Amendment No. 7 to the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of Class A Shares, par value $1.00 per share, and Starwood Financial Trust, is being, and any and all further amendments to the Schedule 13D may be, filed on behalf of each of the undersigned.

         This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 18, 1998
                                       STARWOOD MEZZANINE INVESTORS, L.P.
                                       By:      Starwood Capital Group I, L.P.
                                       Its:     General Partner
                                       By:      BSS Capital Partners, L.P.
                                       Its:     General Partner
                                       By:      Sternlicht Holdings II, Inc.
                                       Its:     General Partner
                                       By:      /S/ JEROME C. SILVEY
                                                --------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                       STARWOOD MEZZANINE HOLDINGS, L.P.
                                       By:      Starwood Capital Group I, L.P.
                                       Its:     General Partner
                                       By:      BSS Capital Partners, L.P.
                                       Its:     General Partner
                                       By:      Sternlicht Holdings II, Inc.
                                       Its:     General Partner
                                       By:      /S/ JEROME C. SILVEY
                                                --------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer


                                       STARWOOD CAPITAL GROUP I, L.P.
                                       By:      BSS Capital Partners, L.P.
                                       Its:     General Partner
                                       By:      Sternlicht Holdings II, Inc.
                                       Its:      General Partner
                                       By:      /S/ JEROME C. SILVEY
                                                --------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                                           Page 47 of 49 Pages

                                       BSS CAPITAL PARTNERS, L.P.
                                       By:    Sternlicht Holdings II, Inc.
                                       Its:    General Partner
                                       By:    /S/ JEROME C. SILVEY
                                              --------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                              Chief Financial Officer

                                       STERNLICHT HOLDINGS II, INC.
                                       By:    /S/ JEROME C. SILVEY
                                              --------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                              Chief Financial Officer

                                       STARWOOD FINANCIAL ADVISORS, L.L.C.
                                       By:    Starwood Capital Group, L.L.C.
                                       Its:   General Manager
                                       By:    /S/ JEROME C. SILVEY
                                              --------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                              Chief Financial Officer

                                       SOFI-IV SMT HOLDINGS, L.L.C.
                                       By:    Starwood Opportunity Fund IV, L.P.
                                       Its:   Sole Member and Manager
                                       By:    SOFI IV Management, L.L.C.
                                       Its:   General Partner
                                       By:    Starwood Capital Group, L.L.C.
                                       Its:   General Manager
                                       By:    /S/ JEROME C. SILVEY
                                              --------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                              Chief Financial Officer

                                       STARWOOD OPPORTUNITY FUND IV, L.P.
                                       By:    SOFI IV Management, L.L.C.
                                       Its:   General Partner
                                       By:    Starwood Capital Group, L.L.C.
                                       Its:   General Manager
                                       By:    /S/ JEROME C. SILVEY
                                              --------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                              Chief Financial Officer

                                                           Page 48 of 49 Pages

                                       SOFI IV MANAGEMENT, L.L.C.
                                       By:      Starwood Capital Group, L.L.C.
                                       Its:     General Manager
                                       By:      /S/ JEROME C. SILVEY
                                                --------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                       STARWOOD CAPITAL GROUP, L.L.C.
                                       By:      /S/ JEROME C. SILVEY
                                                --------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                       B HOLDINGS, L.L.C.
                                       By:      Starwood Capital Group, L.L.C.
                                       Its:     General Manager
                                       By:      /S/ JEROME C. SILVEY
                                                --------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                       SAHI PARTNERS
                                       By:   SAHI, Inc.
                                       Its:  General Partner
                                       By:   /S/ JEROME C. SILVEY
                                             --------------------
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       SAHI, INC.
                                       By:   /S/ JEROME C. SILVEY
                                             --------------------
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       SWL ACQUISITION PARTNERS, L.P.
                                       By: SWL Mortgage Investors, Inc.
                                       Its: General Partner
                                       By:   /S/ JEROME C. SILVEY
                                             --------------------
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                           Page 49 of 49 Pages

                                       SWL MORTGAGE INVESTORS, INC.
                                       By:   /S/ JEROME C. SILVEY
                                             --------------------
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       /S/ BARRY S. STERNLICHT
                                       Barry S. Sternlicht